SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            S & K FAMOUS BRANDS, INC.
                            -------------------------
         (Name of Subject Company (issuer) and Filing Person (offeror))

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                   783774-10-2
                      (CUSIP Number of Class of Securities)

                                Robert E. Knowles
              Executive Vice President and Chief Financial Officer,
                             Secretary and Treasurer
                     11100 West Broad Street, P.O. Box 31800
                             Richmond, VA 23294-1800
                                 (804) 346-2500

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                          on behalf of filing persons)

                                    COPY TO:
                           Robert L. Burrus, Jr., Esq.
                                McGuireWoods LLP
                              901 East Cary Street
                                One James Center
                               Richmond, VA 23219
                                 (804) 775-1000

                                 April 12, 2002

                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION                        AMOUNT OF FILING FEE
           $20,000,000                                    $1,840

*Calculated solely for purposes of determining the filing fee; determined pursuant to Rule 0-11(b)(1), based upon the purchase of 1,818,181 shares at $11.00 per share.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:      $1,840
Form or Registration No.:    Schedule TO-I
Filing party:                S & K Famous Brands, Inc.
Date Filed:                  March 28, 2002

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         / / third-party tender offer subject to Rule 14d-1.

         /X/ issuer tender offer subject to Rule 13e-4.

         / / going-private transaction subject to Rule 13e-3.

         / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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                         Amendment No. 1 to SCHEDULE TO

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO relates to the tender offer by S & K Famous Brands, Inc., a Virginia corporation (the "Company"), to purchase up to 1,818,181 shares of common stock, par value $.50 per share, at a price, net to the seller in cash, of $11.00 per share, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 28, 2002 (the "offer to purchase"), and the related letter of transmittal. The offer to purchase is amended as set forth in the text of the press release attached as Exhibit 99 hereto, which is incorporated by reference.

ITEM 1.  SUMMARY TERM SHEET.

The information set forth in Exhibit 99 is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

The information set forth in Exhibit 99 is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

The information set forth under "Liquidity and Capital Resources" in Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company's Annual Report on Form 10-K for the year ended February 2, 2002 is incorporated herein by reference.

ITEM 12.  EXHIBITS.

99       Text of press release issued by the Company on April 12, 2002.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                S & K FAMOUS BRANDS, INC.

                                By: /s/ Robert E. Knowles
                                   -------------------------
                                Name: Robert E. Knowles
                                Its:  Executive Vice President and Chief
                                      Financial Officer, Secretary and Treasurer

Dated:  April 12, 2002


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EXHIBIT INDEX

EXHIBIT
NO.               DESCRIPTION

99                Text of press release issued by the Company on April 12, 2002.